March 12, 2025
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:    Stephany Yang
Claire Erlanger

Re:    Guess?, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2024
Filed April 1, 2024
Form 10-Q for the Fiscal Quarter Ended November 2, 2024
Filed December 6, 2024
File No. 001-11893

Dear Ms. Yang and Ms. Erlanger,

We hereby acknowledge receipt of the comment letter dated January 27, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the Company’s above-referenced Form 10-K for the fiscal year ended February 3, 2024 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended November 2, 2024 (the “Form 10-Q”).
We submit this letter in response to the Comment Letter. For your convenience, we have reproduced the text of each of the Staff’s comments from the Comment Letter in italicized type below, followed by our corresponding response.
Form 10-Q for the Quarter Ended November 2, 2024
Notes to the Financial Statements
(2) Acquisition of rag and bone, page 10
Comment:
1.We note your disclosure on page 12 of actual and pro forma net revenue information related to the November 2, 2024 acquisition of rag & bone. Please revise future filings to also include disclosure of the earnings of the acquired entity since the acquisition date, as included in the consolidated income statement, as well as earnings of the combined entity for the period as if the acquisition of rag & bones had been as of the beginning of the annual reporting period (supplemental pro forma earnings information). See guidance in ASC 805-10-50-2(h).
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that, following the Company’s review and analysis of the requirements of ASC 805-10-50-2(h), the Company concluded rag & bone’s post-acquisition and pro forma (as if the acquisition had been as of the beginning of the annual reporting period) earnings (loss) for the full year-to-date were not material to the Company’s financial statements and, as a result, did not require disclosure.
The Company further advises the Staff that the Company included disclosure of actual and pro forma net revenue information as of November 2, 2024, as it has been and continues to be a key driver in the increase in the Company’s top line growth compared to the prior year. However, the acquisition has not had a material impact on the Company’s net earnings (loss).
In determining that the acquisition did not have a material impact, the Company considered that for the fiscal year ended February 1, 2025, rag & bone’s net loss is expected to be less than 2% of the net earnings attributable to the Company and less than 0.1% of its total net revenue. In addition, excluding transaction-related costs, rag & bone’s incremental impact on earnings (loss) of the combined Company as if the acquisition of rag & bone had been as of the beginning of fiscal year 2024 is expected to be less than 3% of the net earnings attributable to the Company and less than 0.1% of total net revenue for the fiscal year 2025.
As a result, the Company concluded these amounts were immaterial to its financial statements and that no additional disclosure was necessary. The Company will continue to monitor and evaluate the requirements of ASC 805-10-50-2(h) and make appropriate disclosures in the future, as necessary.
Form 10-K for the Year Ended February 3, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Information by Business Segment, page 53
Comment:
2.Although we note that earnings (loss) from operations at the segment level represents a required ASC 280 measure, please note that the measure on a total combined basis outside of the notes to the financial statements represents a non-GAAP measure. See Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Non-GAAP C&DI’s”). Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI’s. The comment also applies to such non-GAAP measures disclosed in earnings releases furnished in Forms 8-K.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will remove total segment earnings from operations on a combined basis in future filings when it is presented outside of the notes to the Company’s consolidated financial statements, including in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s periodic report filings with the SEC and in any earnings releases furnished in Forms 8-K.
Notes to the Financial Statements
(1) Description of the Business and Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-10
Comment:
3.We note that your statements of income disclose revenue by product sales and royalty income. We also note that your segment disclosure in Note 17 includes disclosure of revenue by geographic area of which some include wholesale and retail designation. Please tell us how you considered further disaggregation of your revenue as required by paragraphs ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, such as by product type or e-commerce and retail sales. In this regard, we note that on your earnings calls you discuss revenue by certain product groupings, such as accessories versus apparel, and women’s apparel, footwear, Marciano business, etc. Please advise or revise future filings accordingly. See also guidance in ASC 280-10-50-40.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that its disclosures align with the requirements of ASC 280-10-50-40 to disclose “revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so,” as the Company does not manage its business by brand or product category. The Company further advises the Staff that, pursuant to ASC 606-10-50-5, the Company considered the level of revenue disaggregation that describes how the nature, amount, timing, and uncertainty of revenue and cash flows are impacted by different economic factors, as further discussed below. The Company additionally considered ASC 606-10-55-89 through 55-91 which state that the extent to which the disaggregated revenue information is provided depends on facts and circumstances pertaining to the underlying contracts with customers. In determining the categories to include, the Company considered the examples found in ASC 606-10-55-91, including a) the type of good or service (e.g., major product lines), b) geographical region (e.g., country or region), c) market or type of customer (e.g., government or non-government customers), d) type of contract (e.g., fixed-price or time-and-materials), e) contract duration (e.g., short- or long-term), f) timing of transfer of goods or services (e.g., point-in-time or over time), and g) sales channels (e.g., direct-to-consumers or through intermediaries). The following summarizes the Company’s analysis of the aforementioned examples:
a)Type of good or service – The Company sells similar apparel and accessories across multiple channels. It also receives royalty income through licensing agreements. Therefore, the Company discloses its royalty income separate from its product revenues.

b)Geographical region – Geographical region is pertinent to the Company's business, and the Company disaggregates by regions, including Europe, Americas, and Asia, as well as by country.
c)Market or type of customer – The Company sells its apparel and accessories to retail and wholesale customers. The Company does not believe there is a significant difference in the nature of target customers between these two types of customers and utilizes similar advertising methods for its products. The Company determined that any further market or type of customer disaggregation (e.g., government and nongovernment customers) is not relevant.
d)Type of contract – The Company utilizes licensing contracts with its licensees and, therefore, discloses its royalty revenues separately. The Company determined that any further type of contract disaggregation (e.g., fixed-price and time-and-materials contracts) is not relevant for the Company given the nature of the Company’s business.
e)Contract duration – Wholesale sales orders are recognized as revenue at a point in time. The contract duration for licensing agreements is usually greater than one year and revenue is recognized over the contract term. The Company concluded that disclosing royalty income separate from product sales is appropriate because, unlike product sales, the contract duration is usually greater than one year and the revenue earned from each contract is recognized over the period of the contract instead of at a point in time.
f)Timing of transfer of goods or services – The Company recognizes the majority of its revenue from its direct-to-consumer (brick-and-mortar retail stores and concessions as well as e-commerce) and wholesale distribution channels at the point in time it satisfies its performance obligation and transfers control of the product to the respective customer. The Company discloses its royalty revenues separately because the revenue earned from each licensing contract is recognized over the period of the contract, consistent with the timing of when the performance obligation is satisfied, instead of at a point in time.
g)Sales channels – The Company sells its apparel and accessories through retail (including e-commerce) and wholesale channels. Merchandise sold in the direct-to-consumer channel is sold to consumers through an integrated retail concept. The retail channel is managed as an omni-channel offering where the in-store and e-commerce sales are intrinsically linked. The Company utilizes directly operated retail and other marketplace websites. These websites operate as virtual storefronts that, combined with the Company’s retail stores, provide a seamless shopping experience to the consumer to sell its products and promote its brands. Omni-channel initiatives deployed include “buy online, pick-up in stores,” “buy online, return in stores” and “order from store” as well as mobile-optimized commerce sites and smartphone applications. E-commerce orders may be fulfilled from the Company’s distribution centers, from its retail stores, or both. As a result of the Company’s omni-channel strategy, the e-commerce business is strongly intertwined with the Company’s brick-and-mortar retail store business, and, therefore, revenues are not disaggregated between the segments by e-commerce.
The Company disaggregates Americas by channel because these businesses are each managed separately by our chief operating decision maker (“CODM”). Strategic decision-making, resource allocation and performance assessment is managed by the CODM at the total region level for

Europe and countries within Asia. For example, generally the Company’s Europe and Asia management teams are compensated based on the performance of Europe as a whole and based on the performance of each country within Asia, respectively. Additionally, budgeting and capital allocation is focused on the operating segment level. As noted in the example of categories above, there are no significant differences between the sales from retail stores or e-commerce that would require additional disaggregation within the Company’s disclosed segments. There are also no significant differences between the sales of the Company’s apparel or accessories lines or between the sales of product categories or brands within the apparel or accessories lines. Therefore, because (1) the Company sells similar merchandise across geographies to the same type of customer (i.e., consumers) while utilizing similar advertising methods for its products and (2) the nature of all of its contracts are similar (i.e., point of sale orders that are recognized at a point in time), the Company believes the nature, amount, timing and uncertainty of revenue and cash flows are generally affected by the same economic factors within the Europe, Americas and Asia segments, concluding no disaggregation is required by ASC 606-10-55-91.
In certain instances, the Company may provide further information regarding brand or product category sales performance to provide investors with context regarding certain aspects of the Company’s financial performance (e.g., direct-to-consumer and licensing during a given period). The Company has periodically provided this information to investors not as a means of evaluating historical performance but instead in an effort to help investors better understand current trends. The discussion of components of the Company’s revenues within certain segments is not meant to imply that these components have unique risks that may materially affect financial results or differ significantly from the broader disaggregated revenue categories, and, indeed, the Company does not believe these components have specific risks that affect the nature, amount, timing and uncertainty of revenues and cash flows. Furthermore, when this type of information is provided, the Company typically does not provide it in the form of dollar amounts or percentages but instead uses other metrics (e.g., relative direction) to give context regarding certain changes and aspects of the Company’s financial performance during a particular reporting period and to provide investors and analysts with additional information on the overall performance of revenues. Such references are made solely to communicate overall trends because discrete information is not readily available for the Company as a whole.
Based on the guidance and considerations set forth above, the Company does not believe it necessary to further disaggregate revenue by brand or product category in the notes to the financial statements because (1) the Company does not believe there is a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows among these revenue components and (2) given the Company does not review its business in this way, it is impracticable for the Company to provide further disaggregation of its revenues.
(17) Segment Information, page F-51
Comment:
4.We note your reconciliation of total segment earnings from operations excluding corporate overhead, asset impairment charges, net gains (losses) on lease modifications, and gain on sale of assets to total earnings from operations. Please note that ASC 280-10-50-30(b) requires a reconciliation of the total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes. In future filings, please revise your reconciliation to comply with this guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise this reconciliation in accordance with ASC 280-10-50-30(b) as requested by the Staff’s comment in future filings.
Comment:
5.We note that your segment measure of profit or loss is earnings (loss) from operations. As required by ASC 280-10-50-22, please revise future filings to include disclosure of depreciation and amortization by segment as that amount appears to be included in your segment profitability measure.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise this disclosure in accordance with ASC 280-10-50-22 in future filings.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (213) 765-5845 or by email at fbenarouche@guess.com with any questions or comments regarding this letter.

Very truly yours, /s/ Fabrice Benarouche Fabrice Benarouche Senior Vice President Finance, Investor Relations and Chief Accounting Officer Guess?, Inc.
cc: Dennis Secor Interim Chief Financial Officer Guess?, Inc. Anne Deedwania General Counsel, North America & Secretary Guess?, Inc.